February 26, 2013

FOIA CONFIDENTIAL TREATMENT REQUEST

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Westport Innovations Inc.
Amendment No. 2 to Form 40-F for
the Nine months Ended December 31, 2011
Filed October 29, 2012
File No. 1-34152

Dear Mr. James:

I am writing in response to your letter dated January 31, 2013 setting forth comments regarding our Amendment No. 2 to Form 40-F for the nine months ended December 31, 2011 (the “2011 Form 40-F/A”) of Westport Innovations Inc. (“Westport” or the “Company”) and our response letters dated February 13, 2013, January 3, 2013, December 19, 2012, October 29, 2012 and September 25, 2012.

Based on our telephone conversation on February 6, 2013 and follow up call on February 21, 2013, set forth below are our responses to comments 2 to comments 6.

To facilitate your consideration of Westport’s response, we have included below the comments and have provided Westport’s response immediately following.

Amendment No. 2 to Form 40-F for the Nine Months Ended December 31, 2011

Exhibit 99.2

Note 21.  Investment in Joint Ventures, page 37

(a) Cummins Westport Inc., page 37

2.
Further to your response to comment 4 in your December 19, 2012 letter, please further explain why you believe that Westport has the “authority to direct” the activities of CWI that most significantly impact CWI’s economic performance. In this regard, discuss the source of your authority and whether it is pursuant to the joint venture agreement or just a business practice.

Response:

Westport has the authority to direct the most significant activities of CWI relating to its economic performance, principally in the areas of product management and sales and marketing.

Product Management. Westport made significant investments required in the development of the spark ignited technology and intellectual property (“IP”) that generated the main platforms that drive CWI’s business today. The First Amended and Restated JVA gave (and the Second Amended and Restated JVA gives) the joint venture the right to use the IP associated with spark-ignited natural gas products contributed by Westport. Westport has further been controlling the key functions of product management and strategy for the joint venture through seconded employees, including the Director, Product & Market Planning. Through these functions, Westport controlled which product to develop, for what geographies, for which OEM partners, what the key specifications ought to be and what technology should be used, and those products are still being sold by CWI.

Westport Innovations Inc.
February 26, 2013

Sales and Marketing; Market Penetration. The primary driver of CWI’s revenue growth is the sales and marketing function. Westport dictates market development and customer growth strategies. The Westport seconded employees, including the Director, Marketing and Business Segment, have the distributor relationships and strategic relationships with operators of bus and refuse fleets enabling them to execute the sales and marketing strategy and generate new business for CWI. As the sales and marketing team penetrate new markets and expanded penetration in our existing market segments, revenue has increased at approximately 30% annually since CY2006.

Westport’s authority to direct these activities is based on roles and responsibilities of Westport seconded employees and business practice. The significance of these activities is also evident from the focus of CWI operations, strategy and the business plans prepared by management.

CWI’s annual operating plan (“AOP”) is prepared by its management team.  The AOP and strategy focuses on sales revenue growth, engine volume by region and segment (e.g., transit, refuse and trucking), warranty, and operating costs.  As these market and business drivers have been the focus of management, which have driven increased market penetration in multiple product segments and sales revenue growth, it is determined that these activities are the most significant activities of CWI relating to its economic performance.

3.
Also, it is not clear why you believe that the activities Westport has the authority to direct (product management/sales and marketing/market penetration) are more significant to the economics of the VIE than the activities of CWI that it appears Cummins has the power to direct, such as manufacturing and distribution.  For example, in your response to comment 6 in your December 19, 2012 letter, you noted that Cummins provided its engines at cost to CWI. Please explain why you believe this can be easily outsourced or replicated by another OEM.

Response:

Cummins produces engines based on orders that are generated by the CWI sales team. The CWI natural gas engine is currently assembled from a Cummins base diesel engine and is assembled on the same diesel production lines in Cummins’ manufacturing plant. Under the 1st amended JVA, Cummins manufactured and assembled CWI engines at cost, and under the 2nd Amended JVA, Cummins manufactures and assembles the engines for cost plus an agreed upon markup on each engine. There are many alternative fuel companies globally that convert base OEM engines, diesel and / or gasoline, to run on an alternative fuel. Some of these companies include Westport, Fuel Systems Solutions (NASDAQ: FSYS), Landi Renzo (MI:LR) and Power Solutions Inc. (BB: PSIX), to name a few.

4.
Further to your response to comment 8 in your December 19, 2012 letter, we note you consider the unanimous rights listed in Appendix A to be protective rights and not significant participating rights. Please tell us why you concluded that unanimous approval of actions such as those related to compensation, the annual operating plan and the appointment or removal of officers do not represent significant participating rights. In your response, support why you believe that the board is not a substantive decision maker and how all significant decisions are made at the management level.

Response:

We believe the unanimous approval by the Board of actions such as those related to compensation, the annual operating plan and the appointment or removal of officers do not represent significant participating rights because these rights do not affect the activities that significantly impact the JV’s economic performance. We address your specific questions below:

Compensation - A seconded employee’s compensation is set by his or her Parent company as well as all employee related benefits (e.g., health care, retirement benefit plans, etc.), and these costs are allocated from the Parent companies to the JV. Prior to the 2nd Amended JVA, compensation, other than the President’s, was never approved by the Board though it had the right to approve / veto.   Under the 2nd Amended JVA, CWI employee compensation of $150,000 or more requires approval by the Board.  Regardless of the Board’s decision to approve or veto the amount of an individual’s compensation in excess of $150,000 to be allocated to the JV, the employee will continue to receive his or her compensation, with the unallocated amount paid by the employee’s Parent company. Also, we are not aware of any compensation adjustment that did not receive approval from the Board.

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
February 26, 2013

Annual Operating Plan - The language in the JVA includes the “establishment” of the AOP by the Board.  In practice, it is the management team who is responsible for establishing and preparing the AOP and performance metrics for the management team.  Each year, the management team prepares and presents the AOP and management’s performance metrics to the Board. Drafts of the AOP are provided to both Westport and Cummins for comments prior to the November Board meeting, which approval of the AOP typically occurs at the November Board meeting.  Once the AOP is approved, the CWI management team is responsible for managing the day-to-day operations of the JV.

Appointment or Removal of an Officer - The President and Financial Controller are appointed for three-year terms (and additional one-year extension) with one position appointed by Westport and the other appointed by Cummins.  Under the 2nd Amended JVA, Westport appointed the President and Cummins appointed the Financial Controller. The other two CWI officers consist of the VP & General Manager of Sales - Americas, a Westport seconded employee, and Director of Product Development, a Cummins seconded employee. The impact to CWI’s economic performance by removing these officers and/or appointing different officers is very subjective as these individuals manage a team and we would expect these individual teams to continue to operated the day-to-day activities without any impact to the economic performance regardless of any changes to the officers of CWI.

5.
Further to your response to comment 7 in your December 19, 2012 letter, please tell us the terms of the joint venture agreement that support your conclusion that Westport bears the risk of CWI due to your control over the outcome and the allocation represents the distribution percentages based on a weighting of the activities that were determined to have the most significant impact on economic performance. Please also discuss whether any amounts are owed or have been paid as a performance bonus and whether the amount is substantive.

Response:

The performance bonus provision is effective as a result of the 2nd Amended JVA and no such provisions were included in the original or 1st amended JVA.  While there are no specific terms in the JVA that support our conclusion that Westport bears the risk of CWI, Westport’s return is more variable and is more reflective of how well CWI’s management team, with its Westport managers in key roles, performs.  The more revenue that CWI generates, the more (disproportionate share) profits will be distributed to Westport.

Baseline revenue targets have been set for the current and all future periods from 2012 to 2021, subject to adjustments as defined in Appendix G of the 2nd Amended JVA, and any profits earned on revenues in excess of the baseline revenue target are allocated 75% (Westport) and 25% (Cummins).

[*** Confidential Treatment Requested by Westport 0001]

6.	Please explain how you resolve with Cummins any disagreements or deadlocks with respect to CWI. In this regard, please briefly describe methods of past resolutions.

Response:

There have not been any material disagreements that have required either party to exercise its rights under the dispute resolution process as documented in the JVA.  Also, there have been no material disagreements with respect to the operations of CWI.  Discussions between Westport and Cummins primarily related to the scope of products and markets under the JVA and resolution was achieved by amendments to the JVA to clarify CWI’s product scope, among other items.

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
February 26, 2013

The joint venture agreement provides that if there are any disagreements or deadlocks between Westport and Cummins that cannot be resolved or negotiated amongst the CWI Board, the unresolved issue will be brought to mediation as detailed in the JVA.

14.12 Mediation; Consent to Jurisdiction
(a)...the parties agree to first attempt to settle any dispute between or among them relating to, or arising out of, any provision of this Agreement or the breach, termination or validity thereof (“Dispute”), by mediation in accordance with the International Mediation Rules of the International Centre for Dispute Resolution of the American Arbitration Association (“ICDR”). If the parties are unable to agree on a mediator within fifteen (15) days of receipt by a party or parties of written notice of a Dispute, on the request of any party, such mediator shall be appointed by the ICDR.
(b) If, for any reason, the parties are unable to settle the Dispute within forty-five (45) days of the appointment of a mediator, any party may proceed with litigation in accordance with Section 14.12(c).
(c) any Dispute that has not been timely resolved in accordance with Section 14.12(b) shall be finally and exclusively resolved in the Federal or State Courts located in Wilmington, Delaware, including any appellate courts therefrom (the “Delaware Courts”). Each party unconditionally and irrevocably agrees to submit to the exclusive jurisdiction of the Delaware Courts for such purpose and unconditionally and irrevocably waives any objections which they may have now or in the future to such jurisdiction including without limitation objections by reason of lack of personal jurisdiction, improper venue, or inconvenient forum. Any judgment or award rendered by the Delaware Courts may be enforced in any court having competent jurisdiction.

Please do not hesitate to contact the undersigned or Ric Leong, Westport’s Corporate Controller, at 604-718-1600 or RLeong@westport.com, if you should have any questions or concerns.

Sincerely,

/s/ William Larkin
William Larkin
Chief Financial Officer
Westport Innovations Inc.

cc:           Gary Newberry
Kate Tillan
(U.S. Securities and Exchange Commission)

Eva Davis
(Kirkland & Ellis LLP)

Anthony Lindsay
(KPMG LLP)

David R. Demers
(Westport Innovations Inc.)

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com